Filed by LogMeIn, Inc.

pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: LogMeIn, Inc.

(Commission File No. 001-34391)

This filing relates to a proposed business combination involving

LogMeIn, Inc., Citrix Systems, Inc. and GetGo, Inc.

A link to the following article published by the Boston Globe was posted on the website of LogMeIn, Inc. on August 10, 2016.

TALKING POINTS

Mass. court to host trial on Redstone empire

Globe Staff July 30, 2016

MEDIA

Mass. court to host trial on Redstone empire

The dramatic, high-stakes fight for control of Sumner Redstone’s $40 billion media empire is set to play out in a Canton probate courtroom this fall, after a judge agreed to hear a lawsuit brought against the bedridden 93-year-old mogul by Viacom Inc. chief executive Philippe Dauman. The question at the heart of the case is whether Redstone’s daughter, Shari, improperly influenced her ailing father in May when he removed Dauman from a trust that will control Viacom and CBS Corp. upon

Redstone’s death or incapacity. Norfolk Probate Judge George Phelan (right) vowed to uncover what exactly transpired inside Redstone’s Los Angeles mansion this year when the mogul concluded he could no longer trust Dauman. “The court must determine what information Redstone relied on, who gave it to him, when, and how, and why,’’ Phelan wrote. Phelan tentatively scheduled the trial to begin in October. — DAN ADAMS

REAL ESTATE

Home prices in region hit record highs

A powerful combination of low mortgage rates, high demand, and few choices have pushed home prices in Greater Boston and across the state to record highs. The median sale price of a single-family home in the metro region was $585,000 in June, and for condominiums it was $505,000 — both records for the month, the Greater Boston Association of Realtors said. Statewide, home prices cracked new levels, as well, hitting $372,000 for a single-family home, breaking a record set in August 2005 during the last housing boom, according to data from the Warren Group. June’s $345,000 median condo price was also a record. Prices in Greater Boston are also increasing at a much faster rate. The median sale price for a single-family home in the metro area was 4.5 percent higher than in June 2015, compared to just 1.9 percent higher statewide. Condo prices, meanwhile, were up almost 10 percent in the region, compared to 4.5 percent statewide. — KATHELEEN CONTI

HIGH TECH

LogMeIn in merger with GoTo

Fast-growing LogMeIn Inc. announced a $1.8 billion merger with a division of Citrix Systems Inc. that will triple its size overnight, creating a Boston software firm with nearly 3,000 employees and more than $1 billion in annual revenue. The deal to merge with Citrix’s GoTo business will significantly advance chief executive Bill Wagner’s ambition to make LogMeIn a leading software company in Boston.

LogMeIn sells software and services that help businesses manage the many ways employees and clients connect with their systems and with each other. The GoTo collaboration products include the well-known GoToMeeting software that allows customers to conduct virtual live meetings from different locations. The combined company will remain based in Boston after the deal closes, likely in early 2017. — JON CHESTO

CONSUMER SPENDING

Retail woes highlighted by drop in sales tax collections

Massachusetts merchants often complain that shoppers skip brick-and-mortar outlets for online rivals. But local retailers now have some numbers that could back up that claim: Statewide, sales tax collections have dropped for the first time in more than three years. The state Department of Revenue’s just-released June tax collection figures show a 1.3 percent decline from the same month a year earlier. The last time the agency reported a negative number in retail sales was in March 2013, when year-over-year tax collections fell by a similar amount. A downturn isn’t bad news just for retailers. The 6.25 percent sales tax represents a crucial source of revenue for the state, more than $6 billion in the last fiscal year alone, at a time when state tax collections in general are slower than expected. In particular, designated portions of the sales tax help to subsidize the Massachusetts Bay Transportation Authority and the state’s public school construction program. It’s too early to say whether the decline portends an economic slowdown. — JON CHESTO

ENDOWMENTS

Harvard University endowment chief resigns

For the fourth time in 10 years, the Harvard University endowment is looking for a new leader. Stephen Blyth (left), chief executive of the $37.6 billion fund for 17 months, has resigned for personal reasons, the endowment’s management company said. Blyth, 48, had been out since May on a previously reported medical leave. His resignation was effective immediately, bringing to a close a brief and tumultuous tenure at the top of the world’s largest educational endowment. Harvard Management Co. said operating chief Robert A. Ettl will remain interim chief executive. The Harvard Management board has hired a search firm, David Barrett Partners, to find a replacement for Blyth. Harvard spokesman Paul Andrew declined to comment on whether Blyth’s departure after a decade in various posts at the endowment was related to his medical leave. “We understand and support Stephen’s decision to step down for personal reasons,’’ the board said in a statement. “We wish him well in his future endeavors and look forward to his continued contributions as Senior Advisor to the HMC Board.’’ — BETH HEALY

FEDERAL RESERVE

Mixed signals on future interest rate hikes

Federal Reserve policy makers took a step toward raising interest rates later this year but stopped short of signaling that the move could come as soon as September. Members of the Federal Open Market Committee upgraded their assessment of the economy in a monetary policy statement released after a two-day meeting. They declared that near-term risks have diminished and said labor utilization has shown “some increase,” though inflation remains too low. Acknowledging recent strength in the domestic economy alerts market participants that policy makers are increasingly optimistic, but it also leaves the Fed room to put off a rate hike should healthy inflation fail to materialize, global risks intensify, or US economic indicators slump. “It’s kind of an upbeat statement, although guarded,” said Roberto Perli, a partner at Cornerstone Macro LLC in Washington and former associate director for monetary affairs at the Fed Board. “This means, ‘We’re keeping an open mind about moving [on rates] in September. We’re definitely not committed.’ ” — ASSOCIATED PRESS

FINANCIAL SERVICES

State Street Corp. to pay $530m in settlements

State Street Corp. will pay $530 million to settle years of regulatory investigations and private lawsuits alleging that it overcharged pensions, mutual funds, and other clients on foreign currency trades. Under an agreement with federal authorities, the Boston-based financial services giant will pay $167.4 million to the Securities and Exchange Commission and $155 million to the Department of Justice, as well as $50 million to pension clients. The payouts are aimed at concluding investigations that State Street has faced since 2009, when Wall Street whistle-blower Harry Markopolos filed a lawsuit on behalf of the nation’s largest public pension funds, in California. He later filed additional lawsuits in Massachusetts and around the country. — BETH HEALY

Forward-Looking Statements

This communication contains “forward-looking statements” concerning LogMeIn, Inc. (“LMI”), Citrix Systems, Inc. (“Citrix”), GetGo, Inc. (“GetGo”), the proposed transactions and other matters. All statements other than statements of historical fact contained in this report are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of our operations or operating results. Forward-looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” “estimate,” “outlook” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on the current expectations, beliefs and assumptions of the management of LMI, Citrix and GetGo concerning future developments, business conditions, the Company’s plans to issue dividends in connection with the transaction, and their potential effects. There can be no assurance that future developments affecting the parties will be those that the parties anticipate.

Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (2) the risk that LMI’s stockholders may not approve the issuance of the Company common stock in connection with the proposed merger, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) risks that any of the closing conditions to the proposed merger, including Citrix’s distribution of the shares of GetGo, may not be satisfied in a timely manner, (5) risks related to disruption of management time from ongoing business operations due to the proposed transactions, (6) failure to realize the estimated synergies or growth from the proposed transactions or that such benefits may take longer to realize than expected, (7) risks related to unanticipated costs of integration of GetGo by LMI, (8) the effect of the announcement of the proposed transactions or the consummation of the proposed transactions on the ability of LMI and Citrix to retain and hire key personnel and maintain relationships with their key business partners and customers, and on their operating results and businesses generally, (9) the length of time necessary to consummate the proposed transactions, (10) adverse trends in economic conditions generally or in the industries in which the LMI and Citrix operate, (11) adverse changes to, or interruptions in, relationships with third parties unrelated to the announcement, (12) LMI’s ability to compete effectively and successfully and to add new products and services, (13) LMI’s ability to successfully manage and integrate acquisitions, (14) the ability to attract new customers and retain existing customers in the manner anticipated, (15) unanticipated changes relating to competitive factors in the parties’ industries, and (16) the business interruptions in connection with the LMI’s technology systems. Discussions of additional risks and uncertainties are contained in LMI’s, Citrix’s and GetGo’s filings with the U.S. Securities and Exchange Commission (the “SEC”). None of LMI, Citrix or GetGo is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Important Additional Information Will be Filed with the SEC

In connection with the proposed transaction, LogMeIn and GetGo intend to file registration statements with the SEC. LogMeIn will also file a proxy statement. Citrix stockholders are urged to read the prospectus and/or information statement that will be included in the registration statements and any other relevant documents when they become available, and LogMeIn stockholders are urged to read the proxy statement and any other relevant documents when they become available, because they will contain important information about LogMeIn, GetGo, Citrix and the proposed transactions. The proxy statement, prospectus and/or information statement and other documents relating to the proposed transactions (when they become available) can also be obtained free of charge from the SEC’s website at www.sec.gov. The proxy statement, prospectus and/or information statement and other documents (when they are available) can also be obtained free of charge from Citrix upon written request to Investor Relations, 851 Cypress Creek Road, Fort Lauderdale, FL 33309, or by calling (954) 229-5758 or upon written request to LogMeIn, Investor Relations, 320 Summer Street, Boston, MA 02210 or by calling (781) 897-0694.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any security holder of LogMeIn. However, LogMeIn, Citrix and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of LogMeIn in connection with the proposed transaction under the rules of the SEC. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of LogMeIn in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the [proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Citrix may be found in its Annual Report on Form 10-K filed with the SEC on February 18, 2016, and its definitive proxy statement relating to its 2016 Annual Meeting of Shareholders filed with the SEC on April 29, 2016. Information about the directors and executive officers of LogMeIn may be found in its Annual Report on Form 10-K filed with the SEC on February 19, 2016, and its definitive proxy statement relating to its 2016 Annual Meeting of Stockholders filed with the SEC on April 8, 2016.